UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ Tarso Rebello Dias
Name:	Tarso Rebello Dias
Title:	Treasurer

By	/s/ Alain Stephane Riviere
Name:	Alain Stephane Riviere
Title:	Regulatory and Strategy Manager

TELE NORTE LESTE PARTICIPAÇÕES S.A.	TELEMAR NORTE LESTE S.A.
Publicly held	Publicly held
CNPJ/MF nº 02.558.134/0001-58	CNPJ/MF nº 33.000.118/0001-79
NIRE nº 33300262539	NIRE nº 33300152580

ANNOUNCEMENT TO THE MARKET

Tele Norte Leste Participações S.A. (“TNLP”) and its subsidiary Telemar Norte Leste S.A. (“Telemar”), in addition to the information released in the Notice of Material Fact dated as of May 8, 2008, hereby inform the public that TNLP and Telemar intend to submit to the São Paulo Stock Exchange (the “Bovespa”) drafts of notices of voluntary tender offers for the outstanding preferred shares Brasil Telecom Participações S.A. (“BrTP”) and Brasil Telecom S.A. (“BrTO”) on June 5, 2008 (the “Tender Offers”).

Considering the time that Bovespa customarily takes to analyze such documentation, TNLP and Telemar estimate that the notices of the Tender Offers will be published on June 16, 2008. On the date that these notices are published, the offers to purchase directed to the holders of ADS underlying preferred shares of BrTP and BrTO and U.S. resident holders of the preferred shares of BrTP and BrTO will by distributed to these holders and a Schedule TO relating to each of the Tender Offer will be submitted to the U.S. Securities and Exchange Commission.

As announced in the Notices of Material Facts dated April 25, 2008 and May 8, 2008:

•	Telemar intends to acquire, whether in the market or through the Tender Offers, up to 1/3 of the outstanding preferred shares of BrTP and BrTO;

•

the number of preferred shares of BrTP and BrTO acquired in the market will be deducted from the number of preferred shares that will be the object of the Tenders Offers, pursuant to the limit of 1/3 established by CVM Instruction No. 361/02;

TNLP and Telemar state that, prior to the release of this announcement, TNLP and Telemar have indirectly acquired 45,822,400 preferred shares of BrTP, corresponding to 19.93% of its total outstanding preferred shares, and 38,296,300 preferred shares of BrTO, corresponding to 21.65% of its total outstanding preferred shares.

Rio de Janeiro, June 5th, 2008.

José Luis Magalhães Salazar

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Important information:

This Announcement to the Market is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of BrTP or BrTO. The proposed tender offers for a portion of the preferred shares of BrTP and BrTO described in this Announcement to the Market have not commenced.

Any offer to purchase or the solicitation of an offer to sell (1) any preferred shares of BrTP, including the preferred shares underlying BrTP’s American Depositary Receipts, or (2) any preferred shares of BrTO, including the preferred shares underlying BrTO’s American Depositary Receipts, will be made only pursuant to offers to purchase and related materials that TNLP and Telemar intend to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers. TNLP and Telemar urge shareholders who are eligible to participate in any of these tender offers to carefully read the offers to purchase and related materials relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.

Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the preferred shares of BrTP and/or BrTO, or (2) any other tender offer materials related to the offers for the preferred shares of BrTP and/or BrTO, shareholders of BrTP and BrTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from TNLP or Telemar.